June 15, 2023

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Eco Bright Future, Inc. (0001919182) Request for Withdrawal of Form 1-A Filed Jun 14, 2023 Accession No. 0001171520-23-000192; Commission File No. 024-12280)

Dear Sir or Madam:

On June 15, 2023, Eco Bright Future, Inc. filed a Form 1-A with accession number 0001171520-23-000192 and resulting file number 024-12280. The filing was incorrectly tagged as a Form 1-A, however, and it should have been tagged as a Post Qualification Amendment 1-A POS.

Please withdraw the incorrectly filed Form 1-A and we will submit the correctly tagged 1-A POSfiling

Thank you for your assistance in this request. If you have any questions regarding this letter or require any additional information, please do not hesitate to contact, by a telephone call or email.

Thank you.

Very truly yours,

Eco Bright Future, Inc.

By:	/s/ George Athanasiadis
Name: George Athanasiadis Title: CEO